Form 10-K405, Exhibit 13
period 1995-04-29
GROUNDWATER TECHNOLOGY INC
filed 1995-07-27
CIK 795579

                                                              Inside Front Cover

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts)

- ----------------------------------------------------------------------------------------------------------------------------------
Year Ended                                            April 29,       April 30,          May 1,         May 2,        April 27,
                                                           1995            1994           1993/1/         1992/1/          1991/1/
- ----------------------------------------------------------------------------------------------------------------------------------
Gross Revenue                                          $190,074        $170,778       $171,436        $189,400         $153,951
Net Revenue                                             126,205         118,649        127,148         142,168          115,340
Income from continuing operations                         5,624             853          6,948          11,060            7,595
Income per share from continuing operations                 .80             .11            .89            1.39              .95
Net income (loss)                                         5,624           (205)          5,923          10,310            8,777
Earnings (loss) per share of common stock                   .80           (.03)            .76            1.30             1.10
Working capital                                          76,328          72,793         76,250          75,537           66,551
Total assets                                            120,745         112,926        121,108         124,205          108,301
Stockholders' equity                                     96,770          93,650        101,098         100,976           89,549
Weighted average shares outstanding                       7,050           7,458          7,779           7,931            7,980
Stockholders' equity per share                            13.73           12.56          12.99           12.73            11.22

/1/ Amounts for fiscal 1993, 1992, and 1991 have been restated to reflect the discontinued manufacturing operations.


PRICE RANGE OF COMMON STOCK

The Company's common stock is traded under the symbol "GWTI" on the NASDAQ National Market System. The following table sets forth by quarter the high and low bid prices of the Company's common stock as reported by the NASDAQ National Market System.

- ------------------------------------------------------------------------------------------------------------------------
                                                       Fiscal 1995                                  Fiscal 1994
                                                High                  Low                    High                  Low
- ------------------------------------------------------------------------------------------------------------------------
First Quarter                                 $15.00               $11.50                  $16.25               $12.38
Second Quarter                                 13.25                11.50                   13.75                11.00
Third Quarter                                  15.25                11.75                   15.00                11.00
Fourth Quarter                                 15.50                12.00                   15.75                12.75

As of July 10, 1995, the Company's common stock was held by 1,325 holders of record. The Company has never paid cash dividends on its common stock and currently has no intention to pay cash dividends in the foreseeable future. The Company currently intends to retain any future earnings to finance the growth of the Company.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

         Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
- --------------------------------------------------------------------------------

The following table sets forth for the years indicated the percentage of net revenues represented by certain items reflected in the Company's consolidated statements of operations and the percentage change in each item from the prior year. This table and subsequent discussion should be read in conjunction with the Financial Highlights and the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained elsewhere herein.

                                                                 Percentage of net revenue     Year-to-year percentage changes
                                                                               Years ended                        Fiscal years
- --------------------------------------------------------------------------------------------------------------------------------
                                                      April 29,    April 30,        May 1,                  1995          1994
                                                           1995         1994          1993               vs.1994       vs.1993
- --------------------------------------------------------------------------------------------------------------------------------
Net revenue                                               100.0%       100.0%        100.0%                  6.4%         (6.7)%
Cost of net revenue                                        62.6         65.4          62.4                   1.9          (2.3)
Gross profit                                               37.4         34.6          37.6                  14.8         (14.0)
Selling, general and administrative expenses               31.4         32.1          30.6                   4.1          (2.3)
Provision for restructuring and consolidation               0.0          4.2           1.1                (100.0)        250.9
License and other income                                    0.5          1.3           1.5                 (55.4)        (21.3)
Income (loss) before investment and other income            6.5          (.4)          7.3                    *         (104.9)
Income from continuing operations
    before provision for income taxes                       7.4          1.1           8.8                 628.8         (88.6)
Income from continuing operations                           4.5           .7           5.5                 559.3         (87.7)
Loss from discontinued operations                           0.0          (.9)          (.8)               (100.0)          3.2
Net income (loss)                                           4.5          (.2)          4.7                    *         (103.5)

*Percentages not meaningful.

All numbers and amounts for fiscal 1993 have been restated to reflect the discontinued manufacturing operations.

- --------------------------------------------------------------------------------
RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

GENERAL The Company's services are primarily related to the assessment and remediation of contaminated soil and groundwater for customers in a variety of industries and for federal and state governments. The demand for the Company's services is a result of governmental regulation and enforcement related to hazardous contaminants in the environment and increased public awareness of environmental issues.

     The Company, in the course of providing its services, routinely subcontracts for certain specialized services. These costs are passed through to customers and, in accordance with industry practice, are included in gross revenue. Because subcontractor services can vary significantly from project to project, changes in gross revenue may not be truly indicative of business activity or trends. Accordingly, the Company views net revenue, which excludes the cost of services performed by subcontractors, as a more meaningful measure of business performance.

     Net revenue includes fees billed for services provided directly by the Company, fees charged by the Company for arranging and managing subcontractor services, and fees for laboratory services. Cost of net revenue includes professional salaries incurred in rendering services to customers, other direct labor, purchases of equipment and materials, and certain direct and indirect overhead costs. Selling, general and administrative expenses include management salaries, facility costs, and clerical and administrative overhead. License and other income includes license and royalty income earned on the Company's intellectual property and income from equity investments in the environmental industry.

     The Company's results may fluctuate from quarter to quarter. Factors influencing such variations include: spending decisions by major customers, delays in the release of committed projects, modifications of delivery orders issued by contracting government entities, and holidays and vacation time which limit the amount of time Company personnel and subcontracted services have in the field.

     At April 29, 1995, the Company had 59 consulting offices and four laboratories in 31 states and 5 foreign countries. Additionally, the Company's joint venture with a German company had offices in Germany, Austria and Hungary. Total employees increased by 80 to 1,652 at fiscal 1995 year-end, from 1,572 at fiscal 1994 year-end, reflecting the acquisition of two environmental consulting and remediation firms.

1995 COMPARED TO 1994 Gross revenue increased to $190.1 million for fiscal 1995, an increase of 11.3% as compared to gross revenue of $170.8 million for fiscal 1994. Net revenue was $126.2 million, an increase of 6.4% from $118.6 million in the prior fiscal year.

     Management believes the increase in gross revenues for the year as compared to the prior year reflects improved economic conditions, recent acquisitions, and the Company's success in increasing work with industrial/commercial, government, and international customers. Rebillable activity in fiscal 1995 increased primarily due to the elimination of the Company's internal drilling resources, the sale of the Company's internal equipment manufacturing division, and the closing of one laboratory during fiscal 1994.

     Gross profit for fiscal 1995 was $47.2 million, an increase of 14.8% compared to $41.1 million for fiscal 1994. As a percentage of net revenue, gross profit for fiscal 1995 was 37%, compared to 35% in fiscal 1994. The increase in gross profit reflects an increase in uti-lization by the Company's work force, decreases in health and commercial insurance expenses, and improvements in laboratory performance. Company utilization increased to 56% in fiscal 1995 from 54% in fiscal 1994.

     Selling, general and administrative expenses were $39.7 million, or 31% of net revenue, in fiscal 1995, compared to $38.1 million, or 32% of net revenue in the prior year. During the second quarter of fiscal 1995, the Company completed the consolidation of five operating locations. Management believes this action will contribute to the reduction of operating costs as a percentage of net revenue in the future. The Company executed its restructuring activities according to plan during the year. The remaining reserve is for contractual costs under lease arrangements. In fiscal 1995, nonbilled travel decreased $300,000 and management will continue to search for areas of savings.

     The Company introduced a profit sharing program in May 1994 that distributes 10% of pre-tax operating income to its employees at the end of the second and fourth quarters of each fiscal year, which management believes has motivated employees to further reduce overall operating costs as a percentage of net revenue. The profit sharing cost was approximately $837,000 in fiscal 1995.

     On May 26, 1994, the Company acquired all of the outstanding stock of Hall Southwest Corporation, an environmental consulting firm based in Austin, Texas. The stock purchase agreement provided for the payment of cash and stock on the closing date, and provides for contingent cash and stock payments over three years from the closing date. On February 28, 1995, the Company acquired the assets of the Hazardous Waste Division of Chester Environmental, Inc., based in Pittsburgh, Pennsylvania. The asset purchase agreement provided for the payment of cash on the closing date, and provides for contingent cash payments over two years from the closing date. The contingent payments of each acquisition will be included in goodwill when incurred. The acquisitions were not material to the Company's financial position and the accounts have been included in the accompanying financial statements since the dates of the acquisition, May 1994 and March 1995, respectively.

     License and other income was $689,000 for fiscal 1995 compared to $1,544,000 for the prior year. The decrease primarily reflects the completion of the transfer of technology and related training associated with the Company's licensing agreement with Kurita Water Industries Ltd. during fiscal 1994.

     Investment income decreased to $1,046,000 in fiscal 1995 from $1,566,000 for the prior year. The decrease in investment income was primarily due to the decrease in cash available for investments.

     The Company's effective tax rate was 39.6% for the period ended April 29, 1995 as compared to a 33.3% tax rate for the period ended April 30, 1994. The increase in the tax rate was principally due to a decrease in interest income exempt from federal tax, increases in non-deductible expenses and an increase in operating income.

1994 COMPARED TO 1993 Gross revenue for fiscal 1994 was $170.8 million, compared to gross revenue of $171.4 million in fiscal 1993. Net revenue was $118.6 million, a year-to-year decrease of $8.5 million, or 7%, compared to $127.1 million in the prior year.

     While gross revenue in fiscal 1994 remained relatively unchanged from the prior year, net revenue declined from fiscal 1993 due to the Company's strategic decision to discontinue internal drilling and construction services, the increased use of external labs due to the consolidation of the Company's two California labs, and the impact of a $4.5 million nationwide tank removal project that consisted significantly of rebillable revenues. Historically, the Company's revenues were generated primarily from the retail marketing divisions of the major petroleum companies. The Company has been actively implementing strategies to increase its presence in the upstream petroleum, industrial/commercial, government, and international markets.

     Gross profit decreased $6.7 million from $47.8 million in fiscal 1993. The increase in rebillable revenue, as a percent of total revenue, which represents lower margin work than consulting revenue, had a significant impact on gross profits. Price competition in the retail petroleum market during fiscal 1994 impacted overall consulting revenue gross profit. The losses generated by the laboratory business also adversely affected gross profit. In fiscal 1994, the Company, driven by overcapacity in the laboratory industry, consolidated its two California laboratories into one location.

     The Company sold its ORS Environmental Equipment Division on March 31, 1994. The ORS Environmental Equipment Division included the manufacture, sales, and service of equipment for the soil and groundwater remediation market. The Company recorded a provision for loss on the disposal of the ORS Environmental Equipment Division of $453,000, net of tax benefit. The loss from discontinued operations was $605,000 and $1,025,000 net of tax benefit for fiscal 1994 and 1993, respectively.

     Selling, general and administrative expenses decreased to $38.1 million, or 32.1% of net revenue, for fiscal 1994, compared to $39.0 million, or 30.6% of net revenue, for fiscal 1993. The decrease in expenses was primarily due to the on-going company-wide effort to reduce operating expenses.

     A provision for restructuring and consolidation of $5.0 million was recorded by the Company in July 1993. The charge reduced income from continuing operations by approximately $0.43 per share. The provision included costs for the consolidation of the analytical laboratories, asset writeoffs, severance costs, expense related to excess space, and costs associated with the reorganization of the Company's industrial division, including the provision for losses on certain contracts.

     License and other income for fiscal 1994 decreased to $1.6 million compared to $2.0 million for fiscal 1993. During both fiscal 1994 and 1993, approximately $1.5 million of license revenue reflected the amortization of a $3.0 million payment made to the Company by Kurita Water Industries Ltd., of Japan, under an exclusive technology license agreement entered into in December 1992. Revenue under the agreement for disclosure fees, training and documentation was completed in fiscal 1994.

     Investment income, net, declined 7% to $1.6 million for fiscal 1994, compared to $1.7 million for fiscal 1993, primarily due to a decrease in interest bearing cash, cash equivalents and marketable securities balances.

     The Company's effective tax rate for fiscal 1994 was 33.3%, compared to 38.3% for fiscal 1993. The fiscal 1994 tax rate reflected the effects of interest income exempt from federal tax and losses of international subsidiaries in a year in which the Company incurred pre-tax operating losses.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

         Management's Discussion and Analysis of Financial Condition
                      and Results of Operations (cont'd)
- --------------------------------------------------------------------------------

INFLATION/FOREIGN CURRENCY TRANSACTIONS The Company's operations have not been, and in the foreseeable future are not expected to be, materially affected by inflation or changing prices or fluctuations in the exchange rates for foreign currency transactions.

LIQUIDITY AND CAPITAL RESOURCES At April 29, 1995, the Company's primary source of liquidity was $25.9 million in cash, cash equivalents and marketable securities, a decrease of $4.6 million, compared to $30.5 million at April 30, 1994. This reduction is principally attributable to the repurchase of common stock and the acquisition of two environmental consulting and remediation firms. The Company has no long-term borrowings.

     Approximately $5.5 million in net cash was generated from operating activities during fiscal 1995, principally due to the growth in net income. The increase in accounts receivable balances during fiscal 1995 was primarily attributable to the increase in revenue. A substantial portion of the increase in unbilled revenue was related to the government services unit, which reflects the nature of government contracts and payment terms which are based on the attainment of certain milestones. The Company used approximately $7.3 million to fund operating activities for the same period in fiscal 1994. The use of cash to fund operating activities for the period ended April 30, 1994 was primarily due to the $5.0 million restructuring charge, a $1.0 million loss from discontinued operations and increases in accounts receivable due to a conversion of the Company's invoice processing systems.

     At April 29, 1995, the Company's working capital increased to $76.3 million from $72.8 million at April 30, 1994. Total assets increased to $120.7 million at April 29, 1995 from $112.9 million at April 30, 1994. Changes in working capital and total assets are primarily attributed to the increase in accounts receivable related to the growth in revenues and the Company's purchase of two environmental consulting and remediation firms.

     Cash flows from investing activities were impacted by expenditures in property, plant and equipment that were made to upgrade the Company's computer hardware and software and rental equipment, $4.9 million in fiscal 1995 and $7.0 million in fiscal 1994. The maturing and sale of marketable securities and the reduction in purchases of marketable securities provided cash flows from investing activities which were primarily utilized for the funding of acquisitions, the purchase of treasury stock, and the expenditures for property, plant and equipment. Although the Company had no material commitments for capital expenditures at April 29, 1995, the Company anticipates that capital expenditures of approximately $5.0 million will be made in fiscal 1996, principally for the general expansion of operations and replacement of depreciated assets.

     The Company used cash to finance the purchase of 248,000 shares of its common stock during the year ended April 29, 1995, as compared to 560,000 shares purchased during the year ended April 30, 1994. The Board of Directors has authorized the repurchase of the Company's shares from time to time through open market purchases or privately negotiated transactions. At April 29, 1995, there were approximately 1,545,000 shares available for repurchase under the Company's Stock Repurchase Program. Cash flows from financing activities were provided from the sale of stock under the Company's employee stock purchase plan and the exercise of previously awarded stock options.

     Funding requirements for operations, repurchases of the Company's stock, and future growth are expected to be met from existing cash, marketable securities and cash generated from operations. The Company believes that cash provided from these areas will be sufficient to meet its operating requirements for the near term.

- --------------------------------------------------------------------------------
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
- --------------------------------------------------------------------------------

Board of Directors and Stockholders
Groundwater Technology, Inc.

     We have audited the accompanying consolidated balance sheets of Groundwater Technology, Inc. as of April 29, 1995 and April 30, 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended April 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Groundwater Technology, Inc. at April 29, 1995 and April 30, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 29, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 7 to the consolidated financial statements, in 1994 the Company changed its method of accounting for income taxes.


Boston, Massachusetts
May 26, 1995

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

                     Consolidated Statements of Operations

          Years ended April 29, 1995, April 30, 1994, and May 1, 1993
- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)                                             1995             1994             1993
- ----------------------------------------------------------------------------------------------------------------------------
Gross revenue                                                                    $190,074         $170,778         $171,436
Cost of subcontracted services                                                     63,869           52,129           44,288
                                                                                 --------         --------         --------
NET REVENUE                                                                       126,205          118,649          127,148
Cost of net revenue                                                                79,052           77,569           79,398
                                                                                 --------         --------         --------
Gross profit                                                                       47,153           41,080           47,750
Selling, general and administrative expenses                                      (39,651)         (38,081)         (38,961)
Provision for restructuring and consolidation (note 9)                                 --           (5,000)          (1,425)
License and other income, net (note 6)                                                689            1,544            1,962
                                                                                 --------         --------         --------
Income (loss) before investment and other income                                    8,191             (457)           9,326
Investment income, net                                                              1,046            1,566            1,683
Other income (expense), net                                                            77              169              243
                                                                                 --------         --------         --------
Income from continuing operations
   before provision for income taxes                                                9,314            1,278           11,252
Provision for income taxes (note 7)                                                 3,690              425            4,304
                                                                                 --------         --------         --------
Income from continuing operations                                                   5,624              853            6,948
Discontinued manufacturing operations, net of
   applicable income taxes (note 10):
       Loss from operations                                                            --             (605)          (1,025)
       Loss on disposal                                                                --             (453)              --
                                                                                 --------         --------         --------
Loss from discontinued operations                                                      --           (1,058)          (1,025)
                                                                                 --------         --------         --------
NET INCOME (LOSS)                                                                $  5,624         $   (205)        $  5,923
                                                                                 ========         ========         ========
EARNINGS (LOSS) PER COMMON SHARE:
   Income from continuing operations                                                $ .80            $ .11            $ .89
   Loss from discontinued operations                                                   --             (.14)            (.13)
                                                                                 --------         --------         --------
                                                                                    $ .80           $ (.03)           $ .76
                                                                                 ========         ========         ========
SHARES USED TO COMPUTE EARNINGS PER COMMON SHARE                                    7,050            7,458            7,779
                                                                                 ========         ========         ========

See accompanying notes.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

                          Consolidated Balance Sheets

                       April 29, 1995 and April 30, 1994
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------
(In thousands, except share amounts)                                                                 1995               1994
- -----------------------------------------------------------------------------------------------------------------------------
ASSETS                     CURRENT ASSETS:
                           Cash and cash equivalents                                             $ 10,747           $  4,909
                           Marketable securities (note 2)                                          15,173             25,614
                           Accounts receivable, less allowances of
                              $3,100 in 1995 and $3,245 in 1994                                    46,139             39,426
                           Unbilled revenues (note 3)                                              21,172             14,473
                           Other current assets                                                     7,072              7,647
                                                                                                 --------           --------
                           TOTAL CURRENT ASSETS                                                   100,303             92,069

                           Property, plant and equipment, net (note 4)                             14,193             17,383

                           Other assets, net of accumulated amortization
                              of $339 in 1995 and $181 in 1994 (note 5)                             6,249              3,474
                                                                                                 --------           --------
                                                                                                 $120,745           $112,926
                                                                                                 ========           ========
LIABILITIES AND            CURRENT LIABILITIES:
STOCKHOLDERS'              Accounts payable                                                      $ 10,989           $  6,174
EQUITY                     Accrued compensation                                                     4,441              3,330
                           Other accrued liabilities                                                8,050              9,647
                           Income taxes payable (note 7)                                              495                125
                                                                                                 --------           --------
                           TOTAL CURRENT LIABILITIES                                               23,975             19,276

                           Commitments and contingencies (note 8)                                      --                 --

                           STOCKHOLDERS' EQUITY (NOTE 11):
                           Preferred stock, $.01 par value, 1,000,000 shares
                              authorized, none issued                                                  --                 --
                           Common stock, $.01 par value, 25,000,000 shares
                              authorized, 8,078,748 issued in 1995 and
                              8,061,996 in 1994                                                        80                 80
                           Capital in excess of par value                                          54,315             54,113
                           Retained earnings                                                       60,980             55,525
                           Treasury stock, at cost, 1,145,116 shares in 1995
                              and 947,500 shares in 1994                                          (17,353)           (14,804)
                           Cumulative currency translation adjustment                              (1,252)            (1,264)
                                                                                                 --------           --------
                           TOTAL STOCKHOLDERS' EQUITY                                              96,770             93,650
                                                                                                 --------           --------
                                                                                                 $120,745           $112,926
                                                                                                 ========           ========

See accompanying notes.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

                Consolidated Statements of Stockholders' Equity

          Years ended April 29, 1995, April 30, 1994, and May 1, 1993
- --------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------------------------------------
                                                           1995                         1994                         1993
(In thousands, except share amounts)               Shares       Amount          Shares        Amount          Shares        Amount
- -----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance at beginning of year                    8,061,996     $     80       8,023,121      $     80       7,968,541      $     80
Shares issued under stock plans                    16,752           --          38,875            --          54,580            --
                                                ---------     --------       ---------      --------       ---------      --------
Balance at end of year                          8,078,748     $     80       8,061,996      $     80       8,023,121      $     80
                                                =========     ========       =========      ========       =========      ========
CAPITAL IN EXCESS OF PAR VALUE
Balance at beginning of year                                  $ 54,113                      $ 53,409                      $ 52,411
Shares issued under stock plans                                    202                           704                           998
                                                              --------                      --------                      --------
Balance at end of year                                        $ 54,315                      $ 54,113                      $ 53,409
                                                              ========                      ========                      ========
RETAINED EARNINGS
Balance at beginning of year                                  $ 55,525                      $ 55,730                      $ 49,807
Net income (loss)                                                5,624                          (205)                        5,923
Unrealized loss on marketable securities                          (117)                           --                            --
Shares issued under stock plans                                    (52)                           --                            --
                                                              --------                      --------                      --------
Balance at end of year                                        $ 60,980                      $ 55,525                      $ 55,730
                                                              ========                      ========                      ========
TREASURY STOCK
Balance at beginning of year                      947,500     $(14,804)        387,500      $ (7,110)         61,000      $ (1,270)
Purchase of common stock                          248,000       (3,238)        560,000        (7,694)        326,500        (5,840)
Shares issued to employees                        (50,384)         689              --            --             --             --
                                                ---------     --------       ---------      --------       ---------      --------
Balance at end of year                          1,145,116     $(17,353)        947,500      $(14,804)       387,500       $ (7,110)
                                                =========     ========       =========      ========       =========      ========
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT
Balance at beginning of year                                  $ (1,264)                     $ (1,011)                     $    (52)
Currency translation adjustment                                     12                          (253)                         (959)
                                                              --------                      --------                      --------
Balance at end of year                                        $ (1,252)                     $ (1,264)                     $ (1,011)
                                                              ========                      ========                      ========
TOTAL STOCKHOLDERS' EQUITY                                    $ 96,770                      $ 93,650                      $101,098
                                                              ========                      ========                      ========

See accompanying notes.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

                     Consolidated Statements of Cash Flows

          Years ended April 29, 1995, April 30, 1994, and May 1, 1993
- --------------------------------------------------------------------------------

- ----------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                              1995            1994             1993
- ----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                        $ 5,624         $  (205)         $ 5,923
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
       Depreciation and amortization                                                       8,029           8,205            7,881
       Allowance for doubtful accounts and credit memos                                     (200)           (336)            (689)
       Deferred income taxes                                                               1,053            (560)            (378)
       Loss from discontinued operations                                                      --           1,058               --
       Other                                                                                  --              --              980
Changes in operating assets and liabilities, net of effects of acquisitions and discontinued operations:
       Accounts receivable and unbilled revenues                                          (9,651)        (15,832)           5,073
       Other current assets                                                                 (483)          1,093             (857)
       Accounts payable                                                                    4,698            (771)          (1,420)
       Accrued compensation                                                                  980             300           (3,265)
       Other accrued liabilities                                                          (1,722)            (75)           3,687
       Income taxes payable                                                                   60            (188)          (2,658)
                                                                                         -------         -------          -------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                        8,388          (7,311)          14,277

CASH FLOWS FROM INVESTING ACTIVITIES:
Expenditures for property, plant and equipment                                            (4,213)         (6,998)          (5,623)
Sale of marketable securities                                                             12,650          22,261           14,115
Purchase of marketable securities                                                         (2,200)        (18,810)         (15,334)
Assets acquired, net of cash acquired                                                     (5,855)             --               --
Proceeds from sale of discontinued operations                                                 --           1,627               --
Other                                                                                       (278)            149           (2,325)
                                                                                         -------         -------          -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                          104          (1,771)          (9,167)

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock                                                                (3,238)         (7,694)          (5,840)
Proceeds from sale of stock under employee
   stock plans and payments on employee notes                                                579             704              950
                                                                                         -------         -------          -------
NET CASH USED IN FINANCING ACTIVITIES                                                     (2,659)         (6,990)          (4,890)

Effect of exchange rate changes on cash and cash equivalents                                   5            (253)            (167)
                                                                                         -------         -------          -------
Net increase (decrease) in cash and cash equivalents                                       5,838         (16,325)              53
Cash and cash equivalents at beginning of year                                             4,909          21,234           21,181
                                                                                         -------         -------          -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $10,747         $ 4,909          $21,234
                                                                                         =======         =======          =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Income taxes paid                                                                        $ 2,731         $   538          $ 6,293

See accompanying notes.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

                  Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Groundwater Technology, Inc. and its wholly-owned subsidiaries (the Company). All material intercompany transactions and accounts have been eliminated. The Company utilizes a 52/53 week fiscal year ending on the Saturday closest to April 30. Fiscal 1995, 1994, and 1993 were 52-week years. The Company accounts for its investments in unconsolidated affiliated companies under the equity method.

CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of cash on hand, demand deposit accounts, and investments in tax exempt money market funds and tax exempt municipal bonds having original maturities of three months or less, or which contain a put option which can be exercised at par within three months of the date of acquisition. These investments are highly liquid and are considered cash equivalents. Cash equivalents are stated at cost which approximates market.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION Property, plant and equipment are stated at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the assets, which range from two to twenty-five years.

INTANGIBLES Intangibles are included in other assets and consist principally of goodwill and other intangible assets resulting from acquisitions. Amortization is computed on a straight-line basis over five to twenty years. The carrying value of intangible assets is periodically reviewed by the Company and impairments are recognized when the expected future operating cash flows derived from such intangible assets is less than their carrying value.

FOREIGN CURRENCY TRANSLATION Assets and liabilities of the Company's international operations are translated at year-end exchange rates. Income and expenses are translated at exchange rates prevailing during the year. Translation adjustments are accumulated as a separate component of stockholders' equity. Transaction gains and losses are included in the determination of net income and are not material.

EARNINGS PER COMMON SHARE The calculation of earnings per common share is based on the weighted average number of shares outstanding, including all common stock and stock options outstanding considered to be common stock equivalents. In periods in which a loss is incurred, common stock equivalents are excluded as the effect would be anti-dilutive.

REVENUE RECOGNITION Revenue is recognized when services are performed. Equipment rental revenue is recognized over the rental period.

LICENSE AND OTHER INCOME License and other income includes license and royalty income earned on the Company's intellectual property and income from equity investments in the environmental industry.

CREDIT RISK Credit is extended based on an evaluation of the customer's financial condition, with terms consistent in the industry and normally collateral is not required. Losses from credit sales are provided for in the financial statements and have been consistently within the allowance provided.

- --------------------------------------------------------------------------------
NOTE 2 - MARKETABLE SECURITIES
- --------------------------------------------------------------------------------

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement is effective for fiscal years beginning after December 15, 1993 and expands the use of fair value accounting and reporting for certain investments in debt and equity securities. The Company has adopted the Statement effective May 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The effect of adopting Statement 115 on the Company's consolidated financial position was not material. Under this Statement, the Company's investments are classified as available-for-sale securities and recorded at current market value with an offsetting adjustment included in stockholders' equity.

     Marketable securities consisted principally of municipal obligations which contain a put option that can be exercised at par with various maturity dates. The Company considers these investments, which represent funds available for current operations, an integral component of its cash management activities. The investments in municipal obligations represent principally "A" rated or better investment grade securities with no significant concentrations in any one issue.

     At April 29, 1995, investments in debt and equity securities were stated at their fair value of $15,172,737. Gross unrealized holding losses at April 29, 1995 were $116,652. The amortized cost basis of investments aggregated $15,289,389. In addition, included in cash and cash equivalents are debt securities with a fair value of approximately $4,794,000.

- --------------------------------------------------------------------------------
NOTE 3 - UNBILLED REVENUES
- --------------------------------------------------------------------------------

Unbilled revenues represent amounts earned under the Company's contracts but not billed or not yet billable to customers according to contract terms, which usually consider passage of time, achievement of certain project milestones or completion of the project. The unbilled revenues at April 29, 1995 are expected to be billed and collected within one year.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

              Notes to Consolidated Financial Statements (cont'd)
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 4 - PROPERTY, PLANT AND EQUIPMENT
- --------------------------------------------------------------------------------

                Property, plant and equipment consisted of the following:

                ------------------------------------------------------------------------------------------------------------
                (In thousands)                                                                         1995             1994
                ------------------------------------------------------------------------------------------------------------
                Land, buildings and improvements                                                    $ 1,848          $ 1,836
                Leasehold improvements                                                                4,217            4,124
                Machinery and equipment                                                               1,982            2,541
                Laboratory equipment                                                                  9,304            9,353
                Furniture, fixtures and computer equipment                                           24,301           21,031
                Rental equipment                                                                      7,582            6,800
                                                                                                    -------          -------
                                                                                                     49,234           45,685
                Less accumulated depreciation and amortization                                       35,041           28,302
                                                                                                    -------          -------
                                                                                                    $14,193          $17,383
                                                                                                    =======          =======

- --------------------------------------------------------------------------------
NOTE 5 - ACQUISITIONS
- --------------------------------------------------------------------------------

During the year ended April 29, 1995, the Company acquired two environmental consulting and remediation firms, one for cash plus future payments and one for cash and stock plus future payments. These acquisitions were accounted for as purchases and were not material individually or in the aggregate to the consolidated financial position or results of operations from the dates of acquisition (May 1994 and March 1995). The total costs in excess of net tangible assets acquired aggregated approximately $2,564,000 and are being amortized over periods of the expected benefit, not to exceed 20 years. The contingent payments of each acquisition will be included in goodwill when incurred.

- --------------------------------------------------------------------------------
NOTE 6 - LICENSE AND OTHER INCOME, NET
- --------------------------------------------------------------------------------

A significant portion of license and other income in fiscal 1994 and 1993 related to a $3,000,000 payment in the third quarter of fiscal 1993 from Kurita Water Industries Ltd., of Japan, in connection with an exclusive technology license agreement. During both fiscal 1994 and 1993, approximately $1,500,000 of the license revenue was recognized as the Company's obligations under the agreement were fulfilled during the initial contract period, which ended in March 1994.

- --------------------------------------------------------------------------------
NOTE 7 - INCOME TAXES
- --------------------------------------------------------------------------------

Effective May 2, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to this adoption, income tax expense was determined using the deferred method. As permitted under SFAS No. 109, prior years' financial statements have not been restated. There was no cumulative effect of adopting SFAS No. 109.

                The components of the provision (benefit) for income taxes consisted of the following:

                -------------------------------------------------------------------------------------------------------------------
                (In thousands)                                                                      1995         1994         1993
                -------------------------------------------------------------------------------------------------------------------
                Continuing operations                                                             $3,690      $   425       $4,304
                Discontinued operations:
                  Loss from operations                                                                --         (395)        (674)
                  Loss on disposal                                                                    --         (297)          --
                                                                                                  ------      -------       ------
                                                                                                  $3,690      $  (267)      $3,630
                                                                                                  ======      =======       ======

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

              Notes to Consolidated Financial Statements (cont'd)
- --------------------------------------------------------------------------------

The provisions for income taxes attributable to continuing operations consisted of the following:

- -------------------------------------------------------------------------------------------------------------------
(in thousands)                                                                    1995          1994          1993
- -------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                      $1,825        $  816        $3,751
   State and foreign                                                               812           169           931
                                                                                ------       -------        ------
                                                                                 2,637           985         4,682
Deferred (prepaid):
   Federal and state                                                             1,053          (560)         (378)
                                                                                ------       -------        ------
                                                                                $3,690       $   425        $4,304
                                                                                ======       =======        ======

The provisions for income taxes were at rates other than the U.S. federal statutory income tax rate for the following reasons:

- -------------------------------------------------------------------------------------------------------------------
                                                                                  1995          1994          1993
- -------------------------------------------------------------------------------------------------------------------
U.S. federal statutory income tax rate                                           35.0%          35.0%        34.0%
State and foreign income taxes,
   net of federal income tax benefit                                              5.7            4.6          5.3
Interest income exempt from federal tax                                          (3.5)         (41.3)        (5.6)
Losses of international subsidiaries                                              0.8           31.4          1.8
Other, net                                                                        1.6            3.6          2.8
                                                                                 ----           ----         ----
                                                                                 39.6%          33.3%        38.3%
                                                                                 ====           ====         ====

Deferred tax assets, which are included in other current assets, reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of April 29, 1995 and April 30, 1994 are as follows:

- -------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                  1995          1994
- -------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
   Depreciation                                                                               $1,843        $1,076
   Allowance for doubtful accounts                                                             1,308         1,278
   Restructuring and consolidation accruals                                                      278         1,059
   Other accrued liabilities                                                                     190           901
   Alternative Minimum Tax credit carryforward                                                    --           358
   Net operating loss carryforwards of international subsidiaries                                810           664
                                                                                              ------        ------
Total deferred tax assets                                                                      4,429         5,336
   Valuation allowance attributable to net operating loss carryforwards
   of international subsidiaries                                                                (810)         (664)
                                                                                              ------        ------
   Net deferred tax assets                                                                    $3,619        $4,672
                                                                                              ======        ======

The tax effects of the principal timing differences under the deferred method resulting in deferred (prepaid) tax expense were as follows:

- -------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                                1993
- -------------------------------------------------------------------------------------------------------------------
Deferred compensation                                                                                       $  209
Allowance for doubtful accounts                                                                                370
Depreciation                                                                                                  (498)
Deferred income                                                                                               (675)
Provision for restructuring                                                                                   (562)
Other, principally various accruals                                                                            778
                                                                                                            ------
                                                                                                            $ (378)
                                                                                                            ======

The foreign component of income (loss) before income taxes was $(320,000), $(1,100,000), and $(516,000) in fiscal 1995, 1994, and 1993, respectively.

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

              Notes to Consolidated Financial Statements (cont'd)
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 8 - COMMITMENTS AND CONTINGENCIES
- --------------------------------------------------------------------------------

LEASE COMMITMENTS The Company leases virtually all of its facilities under operating leases. Most of these leases have renewal options, and certain of them require increasing rent payments over the term of the lease and payments for additional expenses such as taxes and maintenance. One of the leases also contains a purchase option. Additionally, the Company leases equipment and vehicles under operating leases.

     Future minimum payments under all noncancelable leases are as follows:

- --------------------------------------------------------------------------------
(In thousands)
- --------------------------------------------------------------------------------
1996                                                                     $ 6,119
1997                                                                       4,009
1998                                                                       2,147
1999                                                                       1,449
2000                                                                         884
2001 and thereafter                                                          777
                                                                         -------
                                                                         $15,385
                                                                         =======

Rent expense charged to continuing operations was $5,159,000, $6,032,000, and $6,755,000 in fiscal 1995, 1994, and 1993, respectively.

OTHER COMMITMENTS A substantial number of the Company's contracts with its customers require the Company to indemnify the customer for claims, damages, or losses for personal injury or property damage relating to the Company's performance of the contracts unless such injury or damage is solely the result of the customer's negligent or willful acts or omissions. A number of the insurance policies maintained by the Company for this purpose are provided through arrangements which require the Company to indemnify the insurance carrier for all losses and expenses under the policies and to support its indemnity commitments with letters of credit. At both April 29, 1995 and April 30, 1994, such letters of credit aggregated $7,339,000. In addition, provisions for losses expected under these policies of $4,352,000 and $5,172,000 are included in other accrued liabilities at April 29, 1995 and April 30, 1994, respectively. Management believes an adequate level of insurance coverage has been provided.

CONTINGENCIES In the ordinary course of conducting its business, the Company becomes involved in a number of lawsuits and administrative proceedings, including environmentally related matters. Some of these proceedings may result in fines, penalties or judgments being assessed against the Company, which, from time to time, may have an impact on earnings for a particular quarter. The Company does not believe that these matters, individually or in the aggregate, will have a material adverse effect on its business or financial condition.

- --------------------------------------------------------------------------------
NOTE 9 - PROVISION FOR RESTRUCTURING AND CONSOLIDATION
- --------------------------------------------------------------------------------

In April 1993, the Company recorded a restructuring charge of approximately $1,400,000 as a result of the Company's review of its operating strategies. The charge was related principally to the reorganization of the Company's operating structure and the consolidation of certain administrative support functions.

     In July 1993, the Company provided an additional restructuring charge of $5,000,000. This provision includes costs for the consolidation of the Company's two California laboratories, certain asset writeoffs, severance costs for certain employees, lease expense related to excess space, and costs associated with the reorganization of the Company's industrial division, including the provision for losses on certain contracts. The remaining balance at April 29, 1995, of accrued restructuring and consolidation costs was immaterial and included in other accrued liabilities.

- --------------------------------------------------------------------------------
NOTE 10 - DISCONTINUED MANUFACTURING OPERATIONS
- --------------------------------------------------------------------------------

In the first quarter of fiscal 1994, the Company announced its intention to sell its equipment manufacturing division, ORS Environmental Equipment. The Company recorded a provision for the estimated losses from discontinued manufacturing operations of $605,000 (net of income tax benefit of $395,000), and for the estimated loss on the disposal of the manufacturing operations of $1,058,000 (net of income tax benefit of $692,000). On March 31, 1994, the Company completed the sale of the net assets of the manufacturing operations and received a total of $1,627,000 in cash. As a result, the ultimate loss on disposal was reduced in April 1994 to $453,000 net of related income tax benefit of $297,000.

     Information regarding the results of the ORS Environmental Equipment discontinued operations in the fiscal year ended prior to the effective date of the discontinuance is as follows:

- --------------------------------------------------------------------------------
                                                                     Year Ended
(In thousands)                                                      May 1, 1993
- --------------------------------------------------------------------------------
Revenues                                                                $ 3,567
Loss from discontinued operations, net
   of related income taxes of $674                                      $(1,025)

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

              Notes to Consolidated Financial Statements (cont'd)
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
NOTE 11 - CAPITAL STOCK AND STOCK PLANS
- --------------------------------------------------------------------------------

PREFERRED STOCK Terms of the preferred stock will be established at time of issuance.

1987 STOCK PLAN Pursuant to the plan, as amended, 1,600,000 shares of common stock have been reserved for issuance upon the exercise of options or in connection with awards or authorizations to make direct purchases of stock. The plan provides for the granting of both nonstatutory stock options and incentive stock options. The recipients, terms, and option prices are to be determined by the Compensation Committee of the Board of Directors and, in the case of incentive stock options, may not be less than the fair market value of the common stock at the date of grant. The exercise of incentive stock options is limited by the provisions of the plan, but in no case may the exercise period extend beyond ten years from the date of grant.

     On September 28, 1993, the Board of Directors authorized the Company to offer to exchange with each holder of stock options granted under the 1987 Stock Plan, a new stock option equal to two thirds of the number of options remaining unexercised under the holder's original grants at the time of the exchange. The option price of each new option granted under this offer was equal to the fair market value of the Company's common stock on the date of authorization, $12.25 per share. The new options included a new four-year vesting period commencing on the date of grant.

     Information related to the 1987 stock plan is summarized as follows:

- --------------------------------------------------------------------------------
                                                             Options outstanding
                                                 Shares                Per share
- --------------------------------------------------------------------------------
Balance at May 2, 1992                        1,009,299             $15.50-28.00
   Granted                                      222,400              15.75-20.00
   Exercised                                    (13,281)             17.17-22.00
   Canceled/expired                            (202,426)             17.17-28.00
                                             ----------             ------------
Balance at May 1, 1993                        1,015,992              15.50-26.75
   Granted                                      787,538              11.13-13.25
   Canceled/expired                          (1,066,350)             11.13-26.75
                                             ----------             ------------
Balance at April 30, 1994                       737,180              11.13-25.00
   Granted                                      279,578              12.75-13.38
   Exercised                                     (8,370)             11.13-13.25
   Canceled/expired                            (108,642)             11.13-25.00
                                             ----------             ------------
Balance at April 29, 1995                       899,746             $11.13-25.00
                                             ==========             ============

At April 29, 1995, 564,482 shares were available for grant and 148,110 shares were exercisable under the 1987 stock plan.

- --------------------------------------------------------------------------------

1986 EMPLOYEE STOCK PURCHASE PLAN Under the Company's 1986 Employee Stock Purchase Plan, as amended in fiscal 1994, up to 312,500 shares of common stock may be sold to eligible employees. Those individuals employed a minimum of 20 hours per week are eligible to participate in the plan. Shares are issuable at the lesser of 85% of the average market price of the Company's common stock on the first day or last day of semi-annual payment periods. At April 29, 1995, 59,741 shares were available for issuance under the plan.

1995 DIRECTOR STOCK OPTION PLAN During fiscal 1995, the Board of Directors adopted the 1995 Director Stock Option Plan, which replaced the 1988 Non-Employee Director Stock Option Plan. The plan provides for issuance of up to 100,000 shares of common stock. Each non-employee director who satisfies certain other requirements is granted an initial option to purchase 5,000 shares of the Company's common stock. Once per year each non-employee Board member will receive an option to purchase an additional 2,500 shares of common stock. The purchase price of the option granted is the fair market value of the shares on the day the option is granted. Each option becomes exercisable with respect to one third of the shares subject to such option on the first three anniversaries of the date of the grant. Options expire seven years after the date of grant and are nonassignable and nontransferable. Options to purchase 15,000 common shares at the price of $13.38 per share were outstanding as of April 29, 1995. At April 29, 1995, 85,000 shares were available for grant.

- --------------------------------------------------------------------------------
NOTE 12 - EMPLOYEE BENEFIT PLANS
- --------------------------------------------------------------------------------

PROFIT SHARING PLAN AND BONUS PERFORMANCE PLAN During fiscal 1995, the Company instituted a profit sharing plan for the benefit of all employees meeting certain minimum service requirements. The plan distributes 10% of pre-tax operating income to the employees at the end of the second and fourth quarters of each fiscal year. The plan is designed to encourage employees to reduce overall operating costs as a percentage of net revenue. The profit sharing expense was $837,000 in fiscal 1995. At April 29, 1995 the Company had accrued approximately $437,000 for the plan.

     The Company has a bonus performance program covering eligible employees under which awards are made at the discretion of the Compensation Committee of the Board of Directors. Bonus expense was approximately $1,311,000, $475,000, and $283,000 in fiscal 1995, 1994, and 1993, respectively.

RETIREMENT SAVINGS PLAN The Company has a Retirement Savings Plan under Section 401(k) of the Internal Revenue Code for the benefit of all U.S. employees meeting certain minimum service requirements. Eligible employees may elect to contribute to the plan up to

- --------------------------------------------------------------------------------
                         GROUNDWATER TECHNOLOGY, INC.

              Notes to Consolidated Financial Statements (cont'd)
- --------------------------------------------------------------------------------

12% of their cash compensation, subject to limitations established by the Internal Revenue Code. The trustees of the plan select investment opportunities from which participants may choose to contribute.

The plan requires a matching contribution by the Company of 100% on the first 1%, and 25% on the next 4% of each participant's contribution up to a maximum of 5% of each participant's cash compensation, but not greater than the maximum allowable under the Internal Revenue Code. The Company may also contribute a discretionary amount to the plan which may be allocated to employees based upon employees' contributions to the plan. The Company's matching contributions currently vest at a rate of 25% per year based upon years of service. The Company's contributions to this plan were $986,000, $778,000, and $680,000 in fiscal 1995, 1994, and 1993, respectively.

     The Company has various defined contribution plans covering substantially all non-U.S. employees. The Company's contributions to these plans were $231,000, $216,000, and $140,000 in fiscal 1995, 1994, and 1993, respectively.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)
- ------------------------------------------------------------------------------------------------------------------------------
                                                                              Income
(In thousands,                                                           (loss) from          Net       Earnings     Weighted
except per share                    Gross           Net        Gross      continuing       income         (loss)      average
amounts)                          revenue       revenue       profit      operations       (loss)     per share        shares
- ------------------------------------------------------------------------------------------------------------------------------
FISCAL 1995
First quarter                    $ 45,911      $ 30,545      $11,489         $ 1,139      $ 1,139          $ .16        7,179
Second quarter                     49,022        32,588       12,313           1,754        1,754            .25        7,074
Third quarter                      47,352        30,144       11,322           1,192        1,192            .17        7,017
Fourth quarter                     47,789        32,928       12,029           1,539        1,539            .22        6,985
                                 --------      --------      -------         -------      -------
                                 $190,074      $126,205      $47,153         $ 5,624      $ 5,624
                                 ========      ========      =======         =======      =======
FISCAL 1994
First quarter                    $ 40,090      $ 29,018      $ 9,390         $(2,692)     $(4,355)         $(.57)       7,657
Second quarter                     43,168        30,225        9,818             803          803            .11        7,610
Third quarter                      43,722        30,265       10,667           1,396        1,396            .19        7,455
Fourth quarter                     43,798        29,141       11,205           1,346        1,951            .27        7,273
                                 --------      --------      -------         -------      -------
                                 $170,778      $118,649      $41,080         $   853      $  (205)
                                 ========      ========      =======         =======      =======

The Company's results may fluctuate from quarter to quarter. Factors influencing such variations include: spending decisions by major customers; delays in the release of committed projects; holidays and vacation time, which limit the amount of time Company professional and technical personnel have in the field; and the level of subcontracted services.

     Fiscal 1994 amounts include a first quarter restructuring and consolidation charge of approximately $5,000,000, and the loss on discontinued operations and the provision for the sale of ORS Environmental Equipment division of approximately $1,058,000 (net of income tax benefit).

24